UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 000-52259

CleanPath Resources Corp.

(Exact name of registrant as specified in its charter)

1031 N. State Street, Suite 108, Bellingham, Washington 98225
(206) 274-7598

(Address, include zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

    Approximate number of holders of record as of the certification or notice date: 282

    Pursuant to the requirements of the Securities Exchange Act of 1934, CleanPath Resources Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CleanPath Resources Corp.

Date: February 3, 2009	By:	/s/ Ryan Gibson
Name: Ryan Gibson
Title: Chairman of the Board of Directors